SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G/A


                                 (Rule 13d-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2


                   Under the Securities Exchange Act of 1934



                   BOSTON LIFE SCIENCES, INC.
             -----------------------------------------------------
                                (Name of Issuer)

                   COMMON STOCK
             -----------------------------------------------------
                         (Title of Class of Securities)

                    100843408
             -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ].


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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  100843408                 13G              Page 2_ of 5_ Pages



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   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

       Robert L. Gipson




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   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3.  SEC USE ONLY




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   4.  CITIZENSHIP OR PLACE OF ORGANIZATION


      USA

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   NUMBER OF      5.   SOLE VOTING POWER
     SHARES          1,734,000 (see Item 6)
BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH           2,500,000 (see Item 6)

   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH           1,734,000  (see Item 6)
--------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER

                   2,560,000 (see Item 6)
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,294,000 (see Item 6)
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  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



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  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


16.6%   (see Item 6)
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  12.  TYPE OF REPORTING PERSON*


IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13G                Page 3_ of 5_ Pages




Item 1.     (a)   Name of Issuer:
                 BOSTON LIFE SCIENCES, INC.
                  --------------------------------------------------------------
            (b)   Address of Issuer's Principal Executive Offices:
                	20 NEWBURY ST
		        BOSTON, MA 02116
                  --------------------------------------------------------------
Item 2.     (a)   Name of Person Filing:
                  ROBERT L. GIPSON
                  --------------------------------------------------------------
            (b)   Address of Principal Business Office, or if None, Residence:
                  C/O INGALLS & SNYDER LLC, 61 BROADWAY, NEW YORK, NY 10006
                  --------------------------------------------------------------
            (c)   Citizenship:
                               USA
                  --------------------------------------------------------------
            (d)   Title of Class of Securities:
                  COMMON STOCK
                  --------------------------------------------------------------
            (e)   CUSIP Number:
                                100843408
                               -------------------------------------------------
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act,

            (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act,

            (c)   [ ]   Insurance Company  as defined  in Section  3(a)(19) of
                        the Act,

            (d)   [ ]   Investment Company registered under  Section 8 of  the
                        Investment Company Act,

            (e)   [ ]   Investment Adviser registered under Section 203 of the
                        Investment Advisers Act of 1940,

            (f)   [ ]   Employee Benefit Plan,  Pension Fund which is  subject
                        to the  provisions of  the Employee Retirement  Income
                        Security Act of  1974 or Endowment  Fund; see  Section
                        240.13d-1(b)(ii)(F); see Item 7,

            (g)   [ ]   Parent  Holding  Company, in  accordance  with Section
                        240.13d-1(b)(1)(ii)(G); see Item 7,

            (h)   [ ]   Group, in accordance with Section
                        240.13d-1(b)(1)(ii)(H).

                                      13-G                   Page 4_ of 5_ Pages



Item 4.     Ownership.


            If more than five percent of the class is owned, indicate:

            (a) Amount beneficially owned: 4,294,000---(see Item 6)-----------,

            (b) Percent of class: 16.6%------(see Item 6)--------------------,

            (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote
	1,734,000---(see Item 6)--,

                  (ii) Shared power to vote or to direct the vote
	-2,500,000  ---(see Item 6)---,

                  (iii) Sole power to dispose or to direct the disposition of 1,734,000---(see Item 6)-----,


                  (iv) Shared power to dispose or to direct the disposition of 2,560,000 --(see Item 6)-----, and


            (d) Shares which there is a right to acquire: 0
          -----(see Item 6)----------.



Item 5.     Ownership of Five Percent or Less of a Class.



Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

Securities reported under sole voting and sole dispositive power are securities owned by Robert L. Gipson, including 50,000 BLSI warrants which give him the right to purchase one share per warrant at a price of $2.75 until 3/1/07 and 1,000,000 warrants which give him the right to purchase one share per warrant at a price of $2.00 until 12/31/06.
Securities reported under shared power to vote are owned by Ingalls &
Snyder Value Partners, L.P. ("ISVP"), an investment partnership managed under an Investment Advisory contract with Ingalls & Snyder LLC
("I&S").  Robert L. Gipson, "Gipson", a Senior Director of I&S and
Thomas O. Boucher, Jr., a Managing Director of I&S, are General
Partners of ISVP and as such, share the power to vote the shares owned by it. ISVP owns a $4,000,000 convertible senior secured promissory note issued by BLSI which may be converted into 2,000,000 shares of BLSI common stock. ISVP also owns 500,000 BLSI warrants. Each warrant gives ISVP the right to purchase one share of BLSI common stock at $2.16. Securities reported under shared dispositive power include ISVP shares and shares held in other I&S Accounts where Gipson manages the account under a discretionary letter.
All shares reported assume the conversion of the promissory notes and the exercise of all warrants owned by Gipson and ISVP.
Gipson's beneficially owned personal shareholdings, when added to the shares beneficially owned by ISVP, aggregate in excess of 16%, of the outstanding adjusted common shares of Boston Life. These shares are also reported in a separate 13G dated 9/17/02 filed by I&S and subsequent amendments thereto.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.


Item 8.     Identification and Classification of Members of the Group.


Item 9.     Notice of Dissolution of Group.


Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                  Signature.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: 11/26/02


----------------------------------
                      (Signature)*
Robert L. Gipson
Managing Director
----------------------------------
                      (Name/Title)


* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).




(022597DTI)